SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2006

QIAGEN N.V.

Spoorstraat 50

5911 KJ Venlo

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes  ☐    No  ☒

QIAGEN N.V.

Form 6-K

QIAGEN N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2006	December 31, 2005
	(unaudited)
Assets
Current Assets:
Cash and cash equivalents	$491,984,000	$191,700,000
Marketable securities	—	15,000,000
Notes receivable	3,693,000	4,283,000
Accounts receivable, net of allowance for doubtful accounts of $4,579,000 and $2,899,000 in 2006 and 2005, respectively	77,801,000	63,538,000
Income taxes receivable	4,321,000	4,161,000
Inventories	59,315,000	53,653,000
Deferred income taxes	16,343,000	11,617,000
Prepaid expenses and other	34,624,000	26,305,000

Total current assets	688,081,000	370,257,000

Long-Term Assets:
Property, plant and equipment, net	210,406,000	195,199,000
Goodwill	140,411,000	93,914,000
Intangible assets, net	106,539,000	74,566,000
Deferred income taxes	4,263,000	6,346,000
Other assets	23,572,000	25,016,000

Total long-term assets	485,191,000	395,041,000

Total assets	$1,173,272,000	$765,298,000

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2006	December 31, 2005
	(unaudited)
Liabilities and Shareholders’ Equity
Current Liabilities:
Current portion of long-term debt	$6,352,000	$5,921,000
Current portion of capital lease obligations	814,000	995,000
Accounts payable	33,295,000	15,934,000
Accrued and other liabilities	52,697,000	52,707,000
Income taxes payable	16,859,000	14,935,000
Deferred income taxes	1,971,000	1,179,000

Total current liabilities	111,988,000	91,671,000

Long-Term Liabilities:
Long-term debt, net of current portion	488,175,000	191,447,000
Capital lease obligations, net of current portion	11,715,000	11,101,000
Deferred income taxes	28,125,000	17,570,000
Other	4,530,000	3,052,000

Total long-term liabilities	532,545,000	223,170,000

Commitments and Contingencies
Shareholders’ Equity:
Common shares, .01 EUR par value:
Authorized—260,000,000 shares Issued and outstanding—149,769,769 shares in 2006 and 148,455,864 shares in 2005	1,529,000	1,513,000
Additional paid-in capital	170,619,000	157,796,000
Retained earnings	325,292,000	274,200,000
Accumulated other comprehensive income	31,299,000	16,948,000

Total shareholders’ equity	528,739,000	450,457,000

Total liabilities and shareholders’ equity	$1,173,272,000	$765,298,000

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

	Three Months Ended September 30,
	2006	2005
Net sales	$117,939,000	$98,671,000
Cost of sales	36,167,000	30,007,000

Gross profit	81,772,000	68,664,000

Operating Expenses:
Research and development	10,125,000	7,836,000
Sales and marketing	28,707,000	23,924,000
General and administrative	12,389,000	9,547,000
Purchased in-process research and development	—	25,000
Acquisition, integration and related costs	1,449,000	274,000
Acquisition related intangible amortization	2,359,000	1,183,000

Total operating expenses	55,029,000	42,789,000

Income from operations	26,743,000	25,875,000

Other Income (Expense):
Interest income	8,829,000	1,782,000
Interest expense	(7,558,000)	(1,521,000)
Research and development grants	119,000	290,000
Gain (loss) from equity method investees	220,000	(3,000)
Loss on foreign currency transactions	(205,000)	(102,000)
Other miscellaneous income, net	128,000	354,000

Total other income	1,533,000	800,000

Income before provision for income taxes	28,276,000	26,675,000
Provision for income taxes	8,918,000	9,035,000

Net income	$19,358,000	$17,640,000

Basic and diluted net income per common share	$0.13	$0.12

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

	Nine Months Ended September 30,
	2006	2005
Net sales	$339,887,000	$294,050,000
Cost of sales	101,683,000	93,421,000
Cost of sales—acquisition related	1,745,000	253,000

Gross profit	236,459,000	200,376,000

Operating Expenses:
Research and development	30,548,000	26,081,000
Sales and marketing	83,888,000	69,646,000
General and administrative	36,499,000	30,225,000
Purchased in-process research and development	300,000	739,000
Acquisition, integration and related costs	4,979,000	2,330,000
Acquisition related intangible amortization	5,757,000	2,489,000
Relocation and restructuring costs	785,000	—

Total operating expenses	162,756,000	131,510,000

Income from operations	73,703,000	68,866,000

Other Income (Expense):
Interest income	13,812,000	5,514,000
Interest expense	(10,950,000)	(4,531,000)
Research and development grants	418,000	1,464,000
Gain (loss) from equity method investees	799,000	(1,145,000)
Gain on foreign currency transactions	87,000	130,000
Other miscellaneous income, net	375,000	448,000

Total other income	4,541,000	1,880,000

Income before provision for income taxes	78,244,000	70,746,000
Provision for income taxes	27,152,000	25,381,000

Net income	$51,092,000	$45,365,000

Basic net income per common share	$0.34	$0.31

Diluted net income per common share	$0.33	$0.30

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Nine Months Ended September 30,
	2006	2005
Cash Flows from Operating Activities:
Net income	$51,092,000	$45,365,000
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization	21,965,000	18,786,000
Provision for losses on accounts receivable	393,000	51,000
Deferred income taxes	1,879,000	(697,000)
Share-based compensation expense	187,000	—
Purchased in-process research and development	300,000	739,000
Non-cash acquisition related costs	4,134,000	785,000
Loss on disposition of property and equipment	(53,000)	313,000
Net realized loss on marketable securities	—	506,000
(Gain) loss on equity method investees	(799,000)	1,145,000
Incremental tax benefit from exercise of non-qualified stock options	(3,281,000)	2,300,000
Other	500,000	(123,000)
Decrease (increase) in:
Notes receivable	623,000	759,000
Accounts receivable	(3,471,000)	374,000
Inventories	(2,229,000)	6,411,000
Income tax receivable	(148,000)	2,363,000
Prepaid expenses and other	(5,046,000)	(4,179,000)
Other assets	1,040,000	974,000
Increase (decrease) in:
Accounts payable	8,635,000	(5,991,000)
Accrued liabilities	(8,739,000)	(5,206,000)
Income taxes payable	689,000	1,238,000
Other	1,856,000	(1,044,000)

Net cash provided by operating activities	69,527,000	64,869,000

Cash Flows from Investing Activities:
Purchases of property and equipment	(18,075,000)	(8,209,000)
Proceeds from sale of property and equipment	691,000	1,289,000
Purchase of investments	—	(4,981,000)
Proceeds from sales of marketable securities	20,000,000	30,423,000
Purchases of marketable securities	(5,000,000)	(40,445,000)
Purchase of intangibles	(4,671,000)	(14,243,000)
Cash paid for acquisitions, net of cash acquired	(61,342,000)	(56,413,000)
Other	447,000	163,000

Net cash used in investing activities	(67,950,000)	(92,416,000)

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(continued)

	Nine Months Ended September 30,
	2006	2005
Cash Flows from Financing Activities:
Proceeds from debt	295,022,000	6,299,000
Repayment of debt	(9,825,000)	(10,638,000)
Repayment of lines of credit	—	(67,000)
Principal payments on capital leases	(503,000)	(821,000)
Proceeds from subscription receivable	470,000	455,000
Issuance of common shares in connection with stock option exercises	8,901,000	7,140,000
Incremental tax benefits from exercise of non-qualified stock options	3,281,000	—

Net cash provided by financing activities	297,346,000	2,368,000

Effect of exchange rate changes on cash and cash equivalents	1,361,000	(4,000)
Net increase in cash and cash equivalents	300,284,000	(25,183,000)
Cash and cash equivalents, beginning of period	191,700,000	196,375,000

Cash and cash equivalents, end of period	$491,984,000	$171,192,000

Supplemental Cash Flow Disclosures:
Cash paid for interest	$4,925,000	$4,697,000
Cash paid for income taxes	$18,210,000	$17,382,000
Equipment purchased through capital lease	$175,000	$—

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

1. Basis of Presentation

The condensed consolidated financial statements include the accounts of QIAGEN N.V. (the Company), a company incorporated in The Netherlands, and its wholly owned subsidiaries other than those that are considered variable interest entities for which the Company is not the primary beneficiary. All significant intercompany accounts and transactions have been eliminated. All amounts are presented in U.S. dollars, unless otherwise indicated. Investments in companies where the Company exercises significant influence over the operations, and where the Company is not the primary beneficiary, are accounted for using the equity method. All other investments are accounted for under the cost method.

In the opinion of management and subject to the year-end audit, the accompanying unaudited condensed consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the Securities and Exchange Commission rules and regulations. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary for a fair presentation have been included.

The results of operations for the interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2005.

Reclassifications

Certain reclassifications of prior amounts have been made to conform with the current year presentation.

2. Accounting Pronouncements

In September of 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” an amendment of SFAS No. 87, 88, 106, and 132R. SFAS No. 158 makes numerous changes related to the accounting for pension and postretirement benefit plans. The most significant change is that the funded status of all postretirement plans will be recorded on the balance sheet. The difference between a plan’s funded status and its current balance sheet position will be recognized, net of taxes, as a component of Shareholders’ equity. SFAS No. 158 is effective for fiscal years ending after December 15, 2006. The Company has not yet determined the potential financial impact of adopting SFAS 158.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 provides guidance for using fair value to measure assets and liabilities and only applies when other standards require or permit the fair value measurement of assets and liabilities. It does not expand the use of fair value measurement. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company will adopt this standard as required and management is currently assessing the effect SFAS No. 157 will have on the Company’s results of operations, financial condition and liquidity.

In July 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109” (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In addition, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. Earlier application is permitted as long as the enterprise has not yet issued financial statements, including interim financial statements, in the period of adoption. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption of this standard. Only tax positions that meet the more-likely-than-not recognition threshold at the effective date may be recognized or continue to be recognized upon adoption of FIN 48. The cumulative effect of applying the provisions of FIN 48 will be reported as an adjustment to the opening balance of retained earnings (or other appropriate components of equity) for that fiscal year. The Company has not yet determined the potential financial impact of adopting FIN 48.

In June 2006, the FASB ratified the Emerging Issues Task Force (EITF) consensus on EITF Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation).” EITF Issue No. 06-3 states that the classification of taxes as gross or net is an accounting policy decision that is dependent on type of tax and that similar taxes are to be presented in a similar manner. EITF Issue No. 06-3 is effective for reporting periods beginning after December 15, 2006. The Company will adopt this consensus as required, and adoption is not expected to have an impact on the Company’s results of operations, financial condition or liquidity.

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155, “Accounting for Certain Hybrid Financial Instruments,” (SFAS 155) which amends Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities,” (SFAS 133) and Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” (SFAS 140). SFAS 155 simplifies the accounting for certain derivatives embedded in other financial instruments by allowing them to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. SFAS 155 also clarifies and amends certain other provisions of SFAS 133 and SFAS 140. SFAS 155 is effective for all financial instruments acquired, issued or subject to a remeasurement event occurring in fiscal year beginning after September 15, 2006. Earlier adoption is permitted, provided the Company has not yet issued financial statements, including for interim periods, for that fiscal year. The Company does not believe that the adoption of this standard will have a material impact on its consolidated financial condition, consolidated results of operations or cash flows.

In May 2005, the FASB issued Statement No. 154, “Accounting Changes and Error Corrections”. This new standard replaces APB Opinion No. 20, “Accounting Changes”, and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements”. Among other changes, Statement 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. Statement 154 also provides that (1) a change in method of depreciating or amortizing a long-lived nonfinancial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a “restatement.” The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The Company adopted this statement on January 1, 2006 without a material effect.

3. Share-Based Compensation

During 2005, the Company adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the Plan). The Plan allows for the granting of stock rights and incentive stock options, as well as non-qualified options, stock grants and stock based awards, generally with terms of up to 10 years, subject to earlier termination in certain situations. Generally, options granted prior to October 2004 vested over a three-year period. During 2004 and 2005 the Company accelerated the vesting of certain options. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control, as defined in the Plan. To date all grants have been at the market value on the grant date or at a premium above the closing market price on the grant date. The Company had approximately 17.9 million shares of common stock reserved and available for issuance under this plan at September 30, 2006.

Prior to January 1, 2006, the Company accounted for its equity-based compensation plans under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (Opinion 25), and related Interpretations, as permitted by FASB Statement No. 123, “Accounting for Stock-Based Compensation” (SFAS No. 123). Effective January 1, 2006, the Company adopted the provisions of FASB Statement No. 123 (revised 2004), “Share-Based Payment”, (SFAS 123(R)) and SEC Staff Accounting Bulletin No. 107, “Share-Based Payment”, (SAB 107), using the modified prospective transition method. Under the modified prospective transition method, compensation cost recognized in 2006 includes compensation cost for all share-based payments granted prior to but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123 and compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). Results for prior periods have not been restated.

The Company utilizes the Black-Scholes-Merton valuation model for estimating the fair value of its stock options granted. Option valuation models, including Black-Scholes-Merton, require the input of subjective assumptions, and changes in the assumptions used can materially affect the grant date fair value of an award. These assumptions include the risk-free rate of interest, expected dividend yield, expected volatility, and the expected life of the award.

Risk-Free Interest Rate – This is the average U.S. Treasury rate (having a term that most closely resembles the expected life of the option) at the date the option was granted.

Dividend Yield – The Company has never declared or paid dividends on its common stock and does not anticipate declaring or paying any dividends in the foreseeable future.

Expected Volatility – Volatility is a measure of the amount by which a financial variable such as a share price has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. Beginning in 2006, the Company uses a combination of the historical volatility of its stock price and the implied volatility of market-traded options of the Company’s stock to estimate the expected volatility assumption input to the Black-Scholes model in accordance with SFAS 123R and SAB 107. In prior periods, the Company relied solely on the historical volatility of its stock price for its volatility assumption input to the Black-Scholes model. The Company’s decision to use a combination of historical and implied volatility is based upon the availability of actively traded options of its stock and its assessment that such a combination is more representative of future expected stock price trends. Since 2001, the Company’s annual volatility has ranged from 75 percent in 2001 to 26 percent in 2005 with an average of 57 percent during the five year period.

Expected Life of the Option – This is the period of time that the options granted are expected to remain outstanding. The Company will use SAB 107’s simplified method for estimating the expected term of share-based awards granted in 2006.

Forfeiture Rate – This is the estimated percentage of options granted that are expected to be forfeited or cancelled on an annual basis before becoming fully vested. The Company estimated the forfeiture rate based on historical forfeiture experience. For the three and nine month periods ended September 30, 2006, the estimated forfeiture rate was nine percent.

During the three and nine month periods ended September 30, 2006, 17,500 and 35,000 stock options, respectively, were granted. Following are the weighted-average assumptions used in valuing the stock options granted to employees for the three and nine month periods ended September 30:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
Stock price volatility	43%	52%	43%	52%
Risk-free interest rate	4.95%	4.02%	4.99%	4.02%
Expected life (in years)	6	4.19	6	4.8
Dividend rate	0%	0%	0%	0%
Forfeiture rate	9%	0%	9%	0%

A summary of the status of the Company’s employee stock options as of September 30, 2006 and changes during the nine months then ended is presented below:

All Employee Options	Number of Shares	Weighted Average Exercise Price	Weighted Average Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2006	13,585,295	$12.743
Granted	35,000	$14.724
Exercised	(1,313,805)	$6.771
Forfeited and cancelled	(414,656)	$16.115

Outstanding at September 30, 2006	11,878,299	$13.292	6.15	$53,006,898

Exercisable at September 30, 2006	11,823,421	$13.293	6.14	$52,852,386

Vested and expected to vest at September 30, 2006	11,871,744	$13.292	0.01	$52,993,897

The weighted-average grant-date fair value of options granted during the three and nine months ended September 30, 2006 was $7.499 and $7.184, respectively. The total intrinsic value of options exercised during the three and nine months ended September 30, 2006 was $1.7 million and $10.0 million, respectively. The total intrinsic value of options exercised during the three and nine months ended September 30, 2005 was $3.5 million and $7.8 million, respectively.

As a result of adopting SFAS 123R on January 1, 2006, the Company’s income before income taxes and net income for the three- and nine-month period ended September 30, 2006, is approximately $43,000 and $188,000, and $28,000 and $123,000 lower, respectively, than if it had continued to account for share-based compensation under Opinion 25. The Company anticipates that the adoption will have a greater impact in future periods.

The following table illustrates the effect on net income and net income per share if the Company had applied the fair value recognition provisions of SFAS 123(R) to equity-based compensation for the three and nine months ended September 30, 2005.

	Three months ended September 30, 2005	Nine months ended September 30, 2005
Net income, as reported	$17,640,000	$45,365,000
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	(2,242,000)	(5,614,000)

Pro forma net income	$15,398,000	$39,751,000

Earnings per share:
Basic and Diluted – as reported	$0.12	$0.30
Basic and Diluted – pro forma	$0.10	$0.27

The unrecognized share based compensation expense related to employee stock option awards is approximately $217,000 and will be recognized over a weighted average period of approximately 1.48 years.

Prior to the adoption of Statement 123(R), the Company presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the Consolidated Statement of Cash Flows. Statement 123(R) requires the cash flows resulting from the tax benefits generated from tax deductions in excess of the compensation costs recognized for those options (excess tax benefits) to be classified as financing cash flows.

4. Net Income Per Common Share

Net income per common share for the three and nine months ended September 30, 2006 and 2005 are based on the weighted average number of common shares outstanding and the dilutive effect of stock options and warrants outstanding.

The following schedule summarizes the information used to compute net income per common share:

	Three Months Ended September 30,
	2006	2005
Weighted average number of common shares used to compute basic net income per common share	149,686,000	147,972,000
Dilutive effect of warrants	1,525,000	263,000
Dilutive effect of stock options	2,544,000	1,850,000

Weighted average number of common shares used to compute diluted net income per common share	153,755,000	150,085,000

Outstanding stock options having no dilutive effect, not included in above calculation	3,313,000	4,610,000

Outstanding warrants having no dilutive effect, not included in above calculation	25,716,000	11,599,000

	Nine Months Ended September 30,
	2006	2005
Weighted average number of common shares used to compute basic net income per common share	149,347,000	147,699,000
Dilutive effect of warrants	1,146,000	88,000
Dilutive effect of stock options	2,613,000	1,773,000

Weighted average number of common shares used to compute diluted net income per common share	153,106,000	149,560,000

Outstanding stock options having no dilutive effect, not included in above calculation	3,407,000	4,991,000

Outstanding warrants having no dilutive effect, not included in above calculation	20,933,000	11,774,000

5. Acquisitions

artus Gesellschaft für molekularbiologische Diagnostik und Entwicklung mbH

In May 2005, the Company acquired all of the outstanding capital stock of artus Gesellschaft für molekularbiologische Diagnostik und Entwicklung mbH (artus), an established leader in PCR-based molecular diagnostic tests for pathogenenic, genotyping and pharmacogenomic testing. artus’ unique portfolio spans over 60 assays including 30 CE marked assays for detection of a variety of viral bacterial and other pathogens such as SARS, Herpes simplex virus -1/-2, Epstein-Barr Virus (EBV), West Nile Virus, Malaria, Salmonella and Avian Flu. The portfolio also includes select assays for genotyping and veterinary medicine and a strong pipeline of complete panels for certain disease profiles. artus maintains a very active network of relationships with academic and industrial partners to identify and develop test opportunities. The Company believes that this acquisition is an excellent fit in its strategy to increase the Company’s value as a partner to the molecular diagnostics industry. In addition to its leading position in preanalytical sample preparation in molecular diagnostics, the Company is now able to offer optimized and synchronized combinations of preanalytical sample preparation and diagnostic assay solutions to its partners in molecular diagnostics. By providing the opportunity for partners in molecular diagnostics to expand their portfolio by adding artus’ validated assays, the Company intends to further contribute to accelerating the growth of molecular diagnostics by broadening the menu of tests available on today’s diagnostic platforms.

The purchase price, including direct acquisition costs and adjusted as per the terms of the share purchase agreement, paid by the Company was approximately EUR 26.4 million (approximately $32.6 million at May 31, 2005) in cash. A total of EUR 9.3 million (approximately $11.5 million at May 31, 2005), of which EUR 2.7 million was considered as purchase price, was paid into escrow and will be released subject to certain milestones being met. During 2006, EUR 7.65 million of the escrow amount was released with EUR 6.3 million recorded as additional purchase price resulting in an increase to goodwill. In connection with the acquisition, the Company expensed in 2005 costs of approximately $2.0 million, which includes $1.8 million related to the impairment of existing fixed and other assets as a result of the acquisition.

Using the results of an independent appraisal, the initial purchase price of $32.6 million has been allocated as follows: $21.1 million was allocated to purchased intangibles, to be amortized over 13 years, $3.4 million to customer relationships, to be amortized over 10 years, and $23.8 million to goodwill. In addition, the Company acquired tangible net assets of $5.7 million, assumed debt of $16.3 million and recorded a long-term deferred tax liability related to the acquired intangibles of $5.8 million. $714,000 was expensed for purchased in-process research and development. None of the goodwill is deductible for tax purposes. The results of artus operations prior to the date of acquisition were not significant. The results of operations of artus are included in the consolidated results for the Company from the date of acquisition.

Other Acquisitions

During the second quarter of 2006, the Company completed the acquisitions of Gentra Systems, Inc., located in Minneapolis, Minnesota, Singapore-based Research Biolabs Pte. Ltd. and Research Biolabs Sdn Bhd, located in Malaysia. During the first quarter of 2006, the Company completed two other acquisitions, including the acquisition of Shenzhen PG Biotech Co. Ltd, located in China, and the acquisition of the artus-related business of Diatech s.r.l., located in Jesi, Italy. These acquisitions were not significant to the overall consolidated financial statements. The aggregate purchase price of the four 2006 acquisitions was $65.5 million. Using the results of independent and internally prepared appraisals, the purchase prices totaling $65.5 million have been allocated as follows: $31.9 million to purchased intangibles, to be amortized over lives up to 10 years, $32.9 million to goodwill, none of which is deductible for tax purposes, $8.9 million to working capital, $4.0 million to fixed and other assets, $3.2 million of assumed debt and $300,000 was expensed for purchased in-process research and development. Additionally the company recorded a deferred tax liability on the acquired intangibles of $9.2 million. The allocations of three of the acquisitions reflect the Company’s estimates of the purchase price allocation and will be revised at a later date. In addition, the final deferred tax assets acquired with the acquisition of Gentra Systems, Inc. have not been finally determined. The results of operations of the acquired companies are included in the consolidated results for the Company from the date of acquisition.

During 2005, the Company completed five other acquisitions which were not significant to the overall consolidated financial statements. The aggregate purchase price of the 2005 acquisitions was $43.1 million. Using the results of independent appraisals, the purchase prices totaling $43.1 million have been allocated as follows: $21.9 million was allocated to purchased intangibles, to be amortized over lives up to 14 years, and $18.8 million to goodwill, $12.4 of which is deductible for tax purposes. In addition, the Company acquired tangible net assets of $3.3 million and expensed $2.5 million for purchased in-process research and development. During the first quarter 2006, the preliminary purchase price allocation of one of the acquisitions was finalized resulting in a reduction to goodwill of $1.4 million. The results of operations of the acquired companies are included in the consolidated results for the Company from the date of acquisition.

Pursuant to the 2005 and 2006 purchase agreements, the Company could be required to make additional contingent cash payments totaling $28.3 million through 2010. Any contingent payments made will be accounted for as additions to the purchase prices.

As a result of the Company’s planned integration of the businesses acquired in 2005 and 2006, including the closure of an acquired facility as approved by the Supervisory Board, certain employees of the acquired companies were terminated and relocation to the Company’s other sites was offered to the remaining employees. Activity for accrued restructuring and relocation costs for the nine months ended September 30, 2006 is as follows:

	Accrual Balance 12/31/2005	Unused Amounts Reversed to Goodwill	Amounts Accrued	Amounts Paid in Cash or Settled	Accrual Balance 9/30/2006
Severance and employee related	$1,011,000	$(359,000)	$1,428,000	$(1,161,000)	$919,000
Lease and related costs	2,480,000	(1,068,000)	108,000	—	1,520,000

	$3,491,000	$(1,427,000)	$1,536,000	$(1,161,000)	$2,439,000

Pro Forma Results

The following unaudited pro forma information assumes that the above acquisitions occurred at the beginning of the periods presented. For the three months ended September 30, 2006 and 2005, pro forma net sales would have been $117.9 million and $109.1 million, pro forma net income would have been $20.3 million and $17.3 million, pro forma basic and diluted net income per common share would have been $0.13 and $0.12, respectively. For the nine months ended September 30, 2006 and 2005, pro forma net sales would have been $350.1 million and $328.2 million, pro forma net income would have been $58.0 million and $43.1 million, pro forma basic net income per common share would have been $0.34 and $0.31, respectively, and diluted net income per common share would have been $0.33 and $0.30, respectively. The pro forma data excludes the 2006 acquisition related costs including a $1.7 million charge to cost of sales related to inventory, a $300,000 charge for purchased in-process research and development and $5.7 million in acquisition, integration and related costs. These unaudited pro forma results are intended for informational purposes only and are not necessarily indicative of the results of operations that would have occurred had the acquisitions been in effect at the beginning of the periods presented, or of future results of the combined operations.

6. Variable Interest Entities

FASB revised Interpretation No. 46 (FIN 46R), “Consolidation of Variable Interest Entities” requires a company to consolidate a variable interest entity if it is designated as the primary beneficiary of that entity even if the company does not have a majority of voting interests. A variable interest entity is generally defined as an entity with insufficient equity to finance its activities or where the owners of the entity lack the risk and rewards of ownership.

The Company has a 50% interest in a joint venture company, PreAnalytiX GmbH, for which neither joint venture partner is the primary beneficiary within the provisions of FIN 46. Thus, the Company accounts for this investment under the equity method. QIAGEN AG has been a 50% joint venture partner in PreAnalytiX since November 1999, when the joint venture was formed. PreAnalytiX was formed to develop, manufacture and market integrated systems for the collection, stabilization and purification of nucleic acids for molecular diagnostic testing. At present, the Company’s maximum exposure to loss as a result of its involvement with PreAnalytiX is limited to the Company’s share of losses from the equity method investment itself. The joint venture entity reported net profit for the period ended September 30, 2006.

The Company has a 100% interest in QIAGEN Finance (Luxembourg) S.A. (QIAGEN Finance), a company established for the purpose of issuing convertible debt in 2004. During the first quarter of 2006, the Company established QIAGEN Euro Finance (Luxembourg) S.A. (Euro Finance) for the purpose of issuing additional convertible debt. In August 2004, the Company issued $150.0 million of 1.5% Senior Convertible Notes due in 2024 through QIAGEN Finance. In May 2006 the Company completed the offering of $300.0 million 3.25% Senior Convertible Notes due in 2026 through Euro Finance. The proceeds of the 2004 and 2006 Notes were loaned to subsidiaries within the consolidated QIAGEN N.V. group. QIAGEN N.V. has guaranteed all of these Notes, and has agreements with each of QIAGEN Finance and Euro Finance to issue common shares to the investors in the event of conversion of any of the Notes. According to the provisions of FIN 46R, QIAGEN Finance and Euro Finance are variable interest entities. The Company is not the primary beneficiary, therefore neither is consolidated. Accordingly, the 2004 and 2006 convertible debt is not included in the consolidated statements of QIAGEN N.V., though QIAGEN N.V. does report the full obligation of the debt through its liabilities to QIAGEN Finance and Euro Finance. QIAGEN N.V. accounts for its investments in QIAGEN Finance and Euro Finance as equity investments pursuant to APB No. 18, and accordingly records 100% of the profit or loss of QIAGEN Finance and Euro Finance in the gain or loss from equity method investees. At present, the Company’s maximum exposure to loss as a result of its involvement with QIAGEN Finance and Euro Finance is limited to the Company’s share of losses from the equity method investments.

7. Derivatives and Hedging

The Company accounts for its derivative instruments in accordance with SFAS No. 133 and related guidance which require that an entity recognize all derivatives as either assets or liabilities in the balance sheet, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change unless the derivative qualifies as an effective hedge that offsets certain exposures.

The Company has forward and swap arrangements which qualify for hedge accounting as cash flow hedges of foreign currency denominated intercompany loans. The contracts mature on various dates through October 2006. The gain or loss on the change in the fair values of the derivatives are included in earnings to the extent they offset the earnings impact of changes in the fair values of the hedged obligations. Any difference is deferred in accumulated comprehensive income, a component of shareholders’ equity. These contracts effectively fix the exchange rate at which the intercompany loans will be settled, so that gains or losses on the forward contracts offset the losses or gains from changes in the value of the underlying intercompany loans. The Company has determined that no ineffectiveness exists related to these derivatives.

In the ordinary course of business, the Company purchases foreign currency exchange options to manage potential losses from foreign currency exposures. These options give the Company the right, but not the obligation, to purchase foreign currencies in exchange for U.S. dollars at predetermined exchange rates. The principal objective of such options is to minimize the risks and/or costs associated with global financial and operating activities. The Company does not utilize derivative or other financial instruments for trading or other speculative purposes. Gains or losses from changes in the fair market values are included in other miscellaneous income (expense), net.

8. Debt

The Company has five separate lines of credit amounting to approximately $11.3 million with variable interest rates, none of which was utilized at September 30, 2006.

In connection with the first quarter 2006 acquisition of PG Biotech, the Company acquired approximately $3.1 million in short-term debt. The debt was due and paid in April 2006.

At September 30, 2006, long-term debt totaled approximately $494.5 million, of which $6.4 million was current and includes a note payable of EUR 5.0 million (approximately $6.4 million) which is due in June 2008, and a note payable of EUR 30.0 million (approximately $38.1 million at September 30, 2006) which is due in annual installments through June 2011. These notes bear interest at a variable rate at EURIBOR plus 0.75%. The loan agreements contain certain financial and non-financial covenants, including but not limited to restrictions on the encumbrance of land, restrictions on the transfer of any patents to third parties and the maintenance of certain financial ratios. The Company was in compliance with these covenants at September 30, 2006.

In August 2004, the Company completed the sale of $150.0 million principal amount of 1.50% convertible unsubordinated notes due 2024 (2004 Notes), through its unconsolidated subsidiary QIAGEN Finance. The net proceeds of the 2004 Notes were loaned by QIAGEN Finance to consolidated subsidiaries in the U.S. and Switzerland. At September 30, 2006, $150.0 million is included in long-term debt for the amount of 2004 Note proceeds payable to QIAGEN Finance. These long-term notes payable to QIAGEN Finance have an effective fixed interest rate of 1.95% and are due in August 2011. Interest on the Notes is payable semi-annually in February and August. The Notes were issued at 100% of principal value, and are convertible into 11.9 million shares of common stock at the option of the holder upon the occurrence of certain events at a price of $12.6449 per share, subject to adjustment. QIAGEN N.V. has an agreement with QIAGEN Finance to issue shares to the investors in the event of conversion. This subscription right, along with the related receivable, is recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. The Notes may be redeemed, in whole or in part, at QIAGEN’s option on or after August 18, 2011, at 100% of the principal amount provided the actual trading price of the Company’s common stock exceeds 120% of the conversion price for twenty consecutive trading days. In addition, the holders of the Notes may require QIAGEN to repurchase all or a portion of the outstanding Notes for 100% of the principal amount, plus accrued interest, on August 18, 2011, 2014 and 2019.

In May 2006, the Company completed the offering of $300.0 million of 3.25% senior convertible notes (2006 Notes) due in 2026 through a new unconsolidated subsidiary QIAGEN Euro Finance (Luxembourg) S.A. (Euro Finance). The net proceeds of the 2006 Notes were loaned by Euro Finance to consolidated subsidiaries of the Company. At September 30, 2006, $300.0 million is included in long-term debt for the amount of 2006 Note proceeds payable to Euro Finance. These long-term notes payable to EUR Finance have an effective fixed interest rate of 8.0% and are due in May 2013. Interest on the 2006 Notes is payable semi-annually in May and November. The 2006 Notes were issued at 100% of principal value, and are convertible into 15.0 million shares of common stock at the option of the holder upon the occurrence of certain events at a price of $20.00 per share, subject to adjustment. QIAGEN N.V. has an agreement with Euro Finance to issue shares to the investors in the event of conversion. This subscription right, along with the related receivable, is recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. The 2006 Notes cannot be called for the first 7 years and are callable thereafter subject to a provisional call trigger of 130% of the conversion price. In addition, the holders of the 2006 Notes may require QIAGEN to repurchase all or a portion of the outstanding Notes for 100% of the principal amount, plus accrued interest, on May 16, 2013, 2017 and 2022.

9. Inventories

The components of inventories consist of the following as of September 30, 2006 (unaudited) and December 31, 2005:

	2006	2005
Raw materials	$20,870,000	$18,200,000
Work in process	19,140,000	18,064,000
Finished goods	19,305,000	17,389,000

Total inventories	$59,315,000	$53,653,000

10. Intangible Assets

The following sets forth the intangible assets by major asset class as of September 30, 2006 and December 31, 2005:

	2006		2005
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized Intangible Assets:
Patent and license rights	$35,603,000	$(11,216,000)	$30,025,000	$(8,488,000)
Developed technology	66,885,000	(7,274,000)	48,128,000	(4,862,000)
Customer base and trademarks	26,225,000	(3,684,000)	10,226,000	(463,000)

	$128,713,000	$(22,174,000)	$88,379,000	$(13,813,000)

Unamortized Intangible Assets:
Goodwill	$140,411,000		$93,914,000

The changes in the carrying amount of goodwill for the nine months ended September 30, 2006 relate primarily to acquisitions, including milestone and escrow payments made in the three-months ended September 30, 2006, and foreign currency translation.

Amortization expense on intangible assets totaled approximately $2.9 million and $7.3 million for the three and nine month periods ended September 30, 2006. Amortization of intangibles for the next five years is expected to be approximately:

2007	$11,791,000
2008	$11,667,000
2009	$11,264,000
2010	$10,460,000
2011	$10,122,000

11. Provision for Income Taxes

The provision for income taxes for the three and nine month periods ended September 30, 2006 and 2005 is based upon the estimated annual effective rate. Fluctuations in the distribution of pre-tax income among the Company’s operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. In the three months ended September 30, 2006, the effective tax rate was 32% compared to the three months ended September 30, 2005 effective tax rate of 34% due to such fluctuations. In the nine month periods ended September 30, 2006 and 2005, the effective tax rate was 35% and 36% respectively. The Company’s operating subsidiaries are exposed to effective tax rates ranging from zero up to approximately 62%.

12. Shareholders’ Equity

The following tables detail the changes in shareholders’ equity from December 31, 2005 to September 30, 2006 and from December 31, 2004 to September 30, 2005, respectively:

	Common Shares		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
	Shares	Amount
BALANCE AT DECEMBER 31, 2005	148,455,864	$1,513,000	$157,796,000	$274,200,000	$16,948,000	$450,457,000

Net income	—	—	—	51,092,000	—	51,092,000
Proceeds from subscription receivable	—	—	470,000	—	—	470,000
Unrealized loss, net of tax on marketable securities	—	—	—	—	(1,081,000)	(1,081,000)
Unrealized gain, net of tax on forward contracts	—	—	—	—	1,071,000	1,071,000
Translation adjustment	—	—	—	—	14,361,000	14,361,000
Issuance of common shares in connection with stock option exercises	1,313,905	16,000	8,885,000	—	—	8,901,000
Share-based compensation	—	—	187,000	—	—	187,000
Incremental tax benefit from exercise of non-qualified stock options	—	—	3,281,000	—	—	3,281,000

BALANCE AT SEPTEMBER 30, 2006	149,769,769	$1,529,000	$170,619,000	$325,292,000	$31,299,000	$528,739,000

	Common Shares		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
	Shares	Amount
BALANCE AT DECEMBER 31, 2004	147,020,207	$1,495,000	$146,231,000	$211,975,000	$40,675,000	$400,376,000

Net income	—	—	—	45,365,000	—	45,365,000
Proceeds from subscription receivable	—	—	455,000	—	—	455,000
Unrealized gain, net of tax on marketable securities	—	—	—	—	3,679,000	3,679,000
Realized loss, net of tax on marketable securities	—	—	—	—	506,000	506,000
Unrealized loss, net on forward contracts	—	—	—	—	(1,482,000)	(1,482,000)
Translation adjustment	—	—	—	—	(20,730,000)	(20,730,000)
Issuance of common shares in connection with stock option exercises	1,101,666	14,000	7,126,000	—	—	7,140,000
Incremental tax benefit in connection with exercise of non-qualified stock options	—	—	2,300,000	—	—	2,300,000

BALANCE AT SEPTEMBER 30, 2005	148,121,873	$1,509,000	$156,112,000	$257,340,000	$22,648,000	$437,609,000

13. Comprehensive Income

The components of comprehensive income for the three and nine month periods ended September 30, 2006 and 2005 are as follows:

	Three Months Ended September 30,
	2006	2005
Net income	$19,358,000	$17,640,000
Net unrealized (loss) on marketable securities	(37,000)	3,779,000
Net realized loss on marketable securities	—	197,000
Net unrealized gain (loss) on forward contracts	425,000	(351,000)
Foreign currency translation gain (loss) adjustments	(3,039,000)	(118,000)

Comprehensive income	$16,707,000	$21,147,000

	Nine Months Ended September 30,
	2006	2005
Net income	$51,092,000	$45,365,000
Net unrealized (loss) on marketable securities	(1,081,000)	3,679,000
Net realized loss on marketable securities	—	506,000
Net unrealized gain (loss) on forward contracts	1,071,000	(1,482,000)
Foreign currency translation gain (loss) adjustments	14,361,000	(20,730,000)

Comprehensive income	$65,443,000	$27,338,000

The following table is a summary of the components of accumulated other comprehensive income as of September 30, 2006 and December 31, 2005:

	2006	2005
Net unrealized gain on marketable securities	$1,887,000	$2,969,000
Net unrealized loss on forward contracts, net of tax of $475,000 and $902,000 in 2006 and 2005, respectively	(800,000)	(1,872,000)
Foreign currency translation adjustments	30,212,000	15,851,000

Accumulated other comprehensive income	$31,299,000	$16,948,000

14. Commitments and Contingencies

Contingent Consideration Commitments

Pursuant to the purchase agreements for certain acquisitions, as discussed more fully in Note 5, the Company could be required to make additional contingent cash payments totaling up to $28.3 million based on the achievement of certain revenue and operating results milestones as follows: $6.2 million in 2006, $12.1 million in 2007, $5.0 million in 2008, and $4.0 million payable in any 12 month period from now until 2010 if revenues exceed a certain amount and $1.0 million payable upon the grant of certain patent rights. Any contingent payments made will be accounted for as additions to the purchase price.

Commitments

From time to time the Company may be party to legal proceedings incidental to its business. As of September 30, 2006, certain claims, suits or complaints arising out of the normal course of business have been filed or were pending against the Company. Although it is not possible to predict the outcome of such litigation, based on the facts known to the Company and after consultation with legal counsel, management believes that such litigation will not have a material adverse effect on its financial position or results of operations.

In the ordinary course of business, the Company warrants to customers that its products are free of defect and will conform to published specifications. Generally, the applicable product warranty period is one year from the date of delivery of the product to the customer or of site acceptance, if required. Additionally, the Company typically provides limited warranties with respect to its services. From time to time, the Company also makes other warranties to customers, including warranties that its products are manufactured in accordance with applicable laws and not in violation of third party rights. The Company provides for estimated warranty costs at the time of the product sale based on historical experience. The Company believes its warranty reserve as of September 30, 2006 appropriately reflects the estimated cost of such warranty obligations.

15. Segment and Related Information

Summarized financial information concerning the Company’s reportable segments is shown in the following tables:

	Three Months Ended September 30,
Net Sales	2006	2005
Germany	$56,115,000	$46,735,000
United States	77,719,000	70,432,000
Switzerland	9,529,000	8,958,000
Japan	7,455,000	7,616,000
United Kingdom	8,974,000	7,660,000
Norway	—	61,000
Other Countries	27,696,000	18,035,000
The Netherlands	181,000	242,000

Subtotal	187,669,000	159,739,000
Intersegment Elimination	(69,730,000)	(61,068,000)

Total	$117,939,000	$98,671,000

	Nine Months Ended September 30,
Net Sales	2006	2005
Germany	$160,045,000	$133,611,000
United States	224,063,000	201,569,000
Switzerland	26,382,000	26,305,000
Japan	24,758,000	25,824,000
United Kingdom	26,297,000	25,120,000
Norway	9,000	83,000
Other Countries	75,512,000	52,100,000
The Netherlands	480,000	917,000

Subtotal	537,546,000	465,529,000
Intersegment Elimination	(197,659,000)	(171,479,000)

Total	$339,887,000	$294,050,000

Net sales are attributed to countries based on the location of the Company’s subsidiary generating the sale. The Company operates manufacturing facilities in Germany, Switzerland, China and the United States that supply products to other countries. The sales from these manufacturing operations to other countries are included in the Net Sales of the countries in which the manufacturing locations are based and are excluded through the intersegment elimination to derive consolidated net sales.

	Three Months Ended September 30,
Intersegment Sales	2006	2005
Germany	$(33,858,000)	$(28,063,000)
United States	(28,524,000)	(27,104,000)
Switzerland	(6,583,000)	(5,892,000)
Norway	—	(1,000)
Other Countries	(765,000)	(8,000)

Total	$(69,730,000)	$(61,068,000)

	Nine Months Ended September 30,
Intersegment Sales	2006	2005
Germany	$(93,287,000)	$(77,357,000)
United States	(84,891,000)	(76,623,000)
Switzerland	(17,609,000)	(17,453,000)
Norway	(1,000)	(1,000)
Other Countries	(1,871,000)	(45,000)

Total	$(197,659,000)	$(171,479,000)

All intersegment sales are accounted for by a formula based on local list prices and are eliminated in consolidation.

	Three Months Ended September 30,
Operating Income (Loss)	2006	2005
Germany	$13,132,000	$12,235,000
United States	6,618,000	9,313,000
Switzerland	(241,000)	(128,000)
Japan	1,302,000	1,372,000
United Kingdom	957,000	1,202,000
Norway	183,000	(413,000)
Other Countries	4,349,000	2,973,000
The Netherlands	(940,000)	(701,000)

Subtotal	25,360,000	25,853,000
Intersegment Elimination	1,383,000	22,000

Total	$26,743,000	$25,875,000

	Nine Months Ended September 30,
Operating Income (Loss)	2006	2005
Germany	$36,903,000	$24,944,000
United States	24,799,000	30,158,000
Switzerland	(2,131,000)	(1,218,000)
Japan	4,958,000	5,413,000
United Kingdom	4,334,000	4,651,000
Norway	(1,436,000)	(1,417,000)
Other Countries	12,179,000	10,273,000
The Netherlands	(5,048,000)	(2,933,000)

Subtotal	74,558,000	69,871,000
Intersegment Elimination	(855,000)	(1,005,000)

Total	$73,703,000	$68,866,000

The Netherlands operating loss primarily resulted from general and administrative expenses. The intersegment elimination represents the elimination of intercompany profit.

Assets	September 30, 2006	December 31, 2005
Germany	$1,345,569,000	$360,803,000
United States	281,499,000	264,198,000
Switzerland	83,678,000	77,916,000
Japan	20,633,000	22,784,000
United Kingdom	19,389,000	12,697,000
Norway	32,938,000	32,498,000
Other Countries	113,931,000	58,853,000
The Netherlands	352,485,000	254,493,000

Subtotal	2,250,122,000	1,084,242,000
Intersegment Elimination	(1,076,850,000)	(318,944,000)

Total	$1,173,272,000	$765,298,000

Assets of the Netherlands include cash and cash equivalents, investments, prepaid assets and certain intangibles. The intersegment elimination represents primarily intercompany investments and advances.

16. Subsequent Event

In October 2006, the Company completed the acquisition of all of the outstanding shares Genaco Biomedical Products, Inc. located in Huntsville, Alabama for $22.0 million in cash plus 125,000 shares of restricted QIAGEN N.V. common stock. Genaco is an early-stage company applying a proprietary PCR-based multiplexing technology, Tem-PCR, to develop TemplexTM molecular diagnostic tests. Multiplexing is a rapidly emerging segment in molecular diagnostics and is also highly synergistic with the Company’s portfolio of qPCR-based molecular diagnostic assays which in the segment of infectious disease diagnostics is considered to be the broadest in the world. Additional consideration totaling up to $18.0 million is subject to the achievement of certain milestones which to a significant extent are triggered by the receipt of anticipated grants and funding in the same amounts.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Note regarding Forward-Looking Statements and Risk Factors

Our future operating results may be affected by various risk factors, many of which are beyond our control. Certain of the statements included in this report and the documents incorporated herein by reference may be forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including statements regarding potential future net sales, gross profit, net income and liquidity. These statements can be identified by the use of forward-looking terminology such as “may,” “will,” “could,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. Reference is made in particular to the description of our plans and objectives for future operations, assumptions underlying such plans and objectives, and other forward-looking statements. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We caution investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors. As a result, our future development efforts involve a high degree of risk. When considering forward-looking statements, you should keep in mind that the risk factors could cause our actual results to differ significantly from those contained in any forward-looking statement.

In addition to the other information set forth in this report, you should carefully consider the factors discussed in Part I, Item 3 under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2005, which could materially affect our business, financial condition or future results. The risks described in our Annual Report on Form 20-F are not the only risks facing our Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and/or operating results.

Results of Operations

Overview

We believe that we are the leading provider of innovative technologies and products for preanalytical sample preparation and linked molecular assay solutions, based on the nature of our products and technologies and on our United States and European market shares as supported by independent market studies. We have developed a comprehensive portfolio of more than 500 proprietary, consumable products and automated solutions for sample collection, and nucleic acid and protein handling, separation, and purification. We also supply diagnostic kits, tests, and assays for human and veterinary molecular diagnostics. Our products are sold to academic research markets, and to leading pharmaceutical and biotechnology companies as well as to diagnostics laboratories. We also provide purification and testing solutions to applied testing markets such as forensics, animal and food testing, and pharmaceutical process control. We employ more than 1,800 people worldwide. We sell our products through a dedicated sales force and a global network of distributors in more than 40 countries.

We segment our business based on the geographic locations of our subsidiaries. Our reportable segments include Germany, the United States, Switzerland, Japan, the United Kingdom, Norway and other countries, consisting of subsidiaries in Canada, France, Australia, Italy, Austria, China, Sweden (which services Sweden, Norway, Finland and Denmark), Malaysia, Singapore and The Netherlands (which services Belgium, The Netherlands and Luxembourg). Our principal research, production and manufacturing facilities are located in Germany, the United States, Switzerland, and China. Our holding company is located in The Netherlands. Reportable segments derive revenues from our entire product and service offering. Our Luxembourg subsidiaries, QIAGEN Finance and Euro Finance, which were established as the financing vehicles for the issuance of convertible debt, are not consolidated.

During the third quarter of 2005 we opened a subsidiary in Malaysia. And during the second quarter 2005 we opened a sales subsidiary in Sweden to serve the Scandinavian region. During April 2006 our Supervisory Board approved the plans to relocate various activities in our Norwegian facility to our European Headquarter in Hilden, Germany. The closure and relocation was substantially completed in the second quarter of 2006 and is expected to result in an increase in future profitability.

In recent years we have made a number of strategic acquisitions expanding and focusing our technology and product offerings. These transactions include:

•	In October 2006, we completed the acquisition of Genaco Biomedical Products, Inc., located in Huntsville, Alabama. Genaco is an early-stage company applying a proprietary PCR-based multiplexing technology, Tem-PCR, to develop TemplexTM molecular diagnostic tests. Multiplexing is a rapidly emerging segment in molecular diagnostics and is also highly synergistic with our portfolio of qPCR-based molecular diagnostic assays which in the segment of infectious disease diagnostics is considered to be the broadest in the world.

•	In the second quarter of 2006, we completed the acquisitions of Gentra Systems, Inc., located in Minneapolis, Minnesota, Singapore-based Research Biolabs Pte. Ltd. and Research Biolabs Sdn Bhd, located in Malaysia. Gentra is a leading developer, manufacturer and supplier of non-solid phase nucleic acid purification products, providing both consumables and automated platforms. The acquisition expands our position as a leading provider of preanalytical and molecular diagnostics solutions to research and diagnostic customers. The acquisition of Research Biolabs, previously our distributor, expands our direct presence in one of the most dynamic regions of our global business. Research Biolabs currently has sales and marketing teams in Singapore, Malaysia and Indonesia, and will also support market development in Thailand and Vietnam.

•	During the first quarter of 2006, we completed two acquisitions. PG Biotech Co. Ltd. (PG Biotech) is a leading developer, manufacturer and supplier of polymerase chain reaction (PCR)-based molecular diagnostic kits in China. The acquisition will support QIAGEN’s position as a leading provider of molecular diagnostics solutions to OEM partners and customers in the rapidly growing Asian markets. We also acquired certain assets and operations from Diatech s.r.l., Jesi, Italy, which distributes products produced by artus, which we acquired in 2005, in Italy.

•	At the end of the fourth quarter of 2005, we completed the acquisition of Eppendorf AG’s reagent business which includes the Eppendorf “5-Prime” nucleic acid sample preparation and PCR reagent product lines and related intellectual property. The acquisition added to our area of focus, represented an attractive addition to our portfolio of pre-analytical and nucleic acid amplification consumables and added a very promising pipeline of proprietary technologies for nucleic acid handling, separation, purification and amplification.

•	During the third quarter of 2005, we completed three acquisitions. Through our new wholly owned subsidiary Tiangen Biotech Beijing Co. Ltd. (Tiangen) we acquired substantially all assets of Tianwei Times, located in Beijing, China, which is a leading developer, manufacturer and supplier of nucleic acid sample preparation consumables in China. This acquisition supports QIAGEN’s position as the leading supplier for products and technologies for pre-analytical sample preparation in the rapidly growing market in China. We also acquired the business of LumiCyte, Inc., which developed and had recently initiated marketing of the first products based on its proprietary STS- (Surface Tension Segmented) Biochip sample preparation solution for MALDI (Matrix-Assisted Laser Desorption/Ionization)-Mass Spectrometry (MS), and SuNyx GmbH which had developed and recently initiated marketing of its proprietary platforms for sample preparation of peptide and protein samples for analysis on Liquid Chromatography (LC)-MALDI Mass Spectrometry.

•	During the second quarter of 2005, we completed two acquisitions. We acquired artus Gesellschaft für molekularbiologische Diagnostik und Entwicklung mbH (artus), subsequently renamed QIAGEN Hamburg GmbH, which is located in Hamburg, Germany, and is an established leader in PCR-based molecular diagnostic tests for pathogene testing. We also acquired Nextal Biotechnology, Inc. (Nextal), subsequently renamed QIAGEN Canada, Inc., which is located in Canada and is a fast-growing provider of proprietary sample preparation tools which make protein crystallization more accessible.

•	Additionally during the second quarter of 2005 we acquired the world-wide, exclusive rights and licenses to manufacture and market the complete portfolio of RNAture’s nucleic acid isolation products from Hitachi Chemical Research Center, Inc. In combination with our consumable and automation technologies, the RNAture solutions have the potential to provide a new dimension of value to our customers in high-throughput gene expression analysis and siRNA in research and drug development.

On a consolidated basis, operating income increased to $26.7 million in the three-month period ended September 30, 2006 from $25.9 million in the same period of 2005, and in the nine-month period ended September 30, 2006 increased to $73.7 million from $68.9 million in the same period in 2005. Our financial results include the contributions of our recent acquisitions, as well as the costs related to the acquisitions and integrations, including charges for purchased in-process research and development, and costs related to the relocation and closure of our facility in Norway. Our results also reflect the benefits of our restructuring efforts, which have contributed to improve profitability as we continue to manage our operating costs.

The following tables set forth summaries of operating income by segment for the three and nine months ended September 30. More complete tables can be found in Note 16 in the accompanying financial statements.

	Three Months Ended September 30,
Operating Income (Loss)	2006	2005
Germany	$13,132,000	$12,235,000
United States	6,618,000	9,313,000
Switzerland	(241,000)	(128,000)
All other segments	5,851,000	4,433,000

Subtotal	25,360,000	25,853,000
Intersegment Elimination	1,383,000	22,000

Total	$26,743,000	$25,875,000

	Nine Months Ended September 30,
Operating Income (Loss)	2006	2005
Germany	$36,903,000	$24,944,000
United States	24,799,000	30.158,000
Switzerland	(2,131,000)	(1,218,000)
All other segments	14,987,000	15,987,000

Subtotal	74,558,000	69,871,000
Intersegment Elimination	(855,000)	(1,005,000)

Total	$73,703,000	$68,866,000

In Germany, operating income was higher in the third quarter of 2006 compared to the third quarter of 2005 primarily due the results of QIAGEN Hamburg, which reported increased sales and lower expenses in the third quarter of 2006 as compared to the same period in 2005. QIAGEN Hamburg, formerly artus, was acquired in the second quarter of 2005 and is now fully integrated into the QIAGEN group.

In the third quarter 2006, operating income in the United States decreased compared to 2005. In the nine months ended September 30, 2006, the United States experienced an increase in consumable sales, however, operating expenses in the United States were also higher as a result of the acquisition of 5-Prime in December 2005 and Gentra in the second quarter of 2006. Additionally, the third quarter in 2006 includes costs related to the integrations of recent acquisitions.

The operating loss in Switzerland was higher primarily due to an increase in research and development costs in 2006 as compared to 2005.

As a result of adopting SFAS No. 123R on January 1, 2006, our income before income taxes and net income for the three- and nine month periods ended September 30, 2006, is approximately $43,000 and $187,000, and $28,000 and $123,000 lower, respectively, than if we had continued to account for share-based compensation under Opinion 25. In October 2004 and December 2005, we modified the terms of certain outstanding and unvested stock options whose exercise prices were greater than our closing price on the modification dates and certain in-the-money options. The acceleration of the in-the-money options did not result in compensation expense as, after applying an estimate for the termination of services, in-the-money options had a de minimis intrinsic value. These modifications served to immediately vest approximately 2.0 million unvested stock options. The accelerated options were given a sales restriction, such that any shares held through the exercise of an accelerated option could not be sold prior to the original vesting date. The accelerations have enabled us to avoid recording approximately $2.8 million, after tax, of share-based expense that would have been required to be recognized under SFAS No. 123R. While there were no significant stock options or other share awards granted during the nine month period ended September 30, 2006, we anticipate that the adoption will have a greater impact on operating and net income in future periods. In future periods, we expect to grant stock options and make awards of restricted stock units. The unrecognized share based compensation expense related to employee stock option awards at September 30, 2006 is approximately $217,000 and will be recognized over a weighted average period of approximately 1.48 years.

Third Quarter and Nine Months Ended September 30, 2006 compared to 2005

Net Sales

In the third quarter of 2006, net sales increased 20% to $117.9 million compared to $98.7 million in the third quarter of 2005. Net sales in the United States increased to $49.1 million in 2006 from $43.3 million in the same period in 2005, and net sales outside the United States increased to $68.7 million in 2006 from $55.4 million in 2005. The increase in sales was primarily the result of an increase in our consumables products sales which experienced a growth rate of 20% for the third quarter in 2006 as compared to the same quarter in 2005. The increase in consumable sales includes organic growth and sales from our recently acquired businesses (7%). During the third quarter of 2006, sales from our instrumentation products increased 15% compared to the same period in 2005. Sales of our other offerings, primarily services, which represented 1% of our third quarter 2006 net sales, increased 15% in the third quarter of 2006 as compared to the same period in 2005.

In the nine month period ended September 30, 2006, net sales increased 16% to $339.9 million compared to $294.1 million in the same period of 2005. Our consumables products sales experienced a growth rate of 17% in the nine month period ended September 30, 2006 as compared to the same period in 2005. The increase in consumable sales includes organic growth and sales from our recently acquired businesses (6%). In the nine months ended September 30, 2006, sales from our instrumentation products increased 6% compared to the same period in 2005, while sales of our other offerings, primarily services decreased 2% in the nine months ended September 30, 2006 as compared to the same period in 2005.

We regularly introduce new products in order to extend the life of our existing product lines as well as to address new market opportunities. During the third quarter of 2006, we introduced more than 14 new products including sample and assay technologies in the areas of gene expression, miRNA research, gene silencing, proteomics and molecular diagnostics.

A significant portion of our revenues is denominated in European Union euros. Changes in exchange rates can affect the growth rate of net sales. For the three- and nine-month periods ended September 30, 2006 compared to the same periods in 2005, using identical foreign exchange rates for both periods, net sales would have increased approximately 17% as compared to the reported increase of 20% for the three-month period ended September 30, 2006 and would have increased approximately 17% as compared to the reported increase of 16% for the nine-month period ended September 30, 2006. See “Currency Fluctuations.”

Gross Profit

Gross profit was $81.8 million or 69% of net sales in the quarter ended September 30, 2006 as compared to $68.7 million or 70% of net sales for the same period in 2005. For the year ended December 31, 2005, gross profit was 69% as a percentage of net sales. The absolute dollar increase in 2006 compared to 2005 is attributable to the increase in net sales. The gross margin of 69% in the third quarter of 2006 as compared to the gross margin of 70% in the same period of 2005 primarily reflects the impact of our instrumentation sales. Our consumable products have a higher gross margin than our instrumentation products and fluctuations in the sales levels of these products can result in fluctuation in our gross margin during a quarter when compared to the gross margin of another quarter. During the third quarter of 2006, instrumentation sales represented 9% of our total sales as compared to 10% in the same period in 2005.

Gross profit for the nine-month period ended September 30, 2006 was $236.5 million or 70% of net sales as compared to $200.4 million or 68% of net sales for the same period in 2005. In connection with the acquisitions in 2006 and 2005, we expensed $1.7 million and $253,000, respectively, of inventory to cost of sales which will be replaced with products integrating newly acquired technologies.

Research and Development

Research and development expenses increased 29% to $10.1 million (9% of net sales) in the third quarter of 2006 compared with $7.8 million (8% of net sales) in the same period of 2005. Using identical foreign exchange rates for both quarters, research and development expenses increased approximately 25%. Our recent acquisitions of new technologies, notably those acquired via the acquisitions of artus and 5-Prime, have resulted in an increase in our research and development costs. As we continue to expand our research activities and product development capabilities, additional expense will be incurred related to research and development facility costs and the employees engaged in our research and development efforts. Additionally, our research and development costs are expected to increase as we incur costs in connection with obtaining 501(k) and CE approval of our artus and Genaco assays. We have a strong commitment to research and development and anticipate that absolute research and development expenses may increase significantly.

For the nine-month period ended September 30, 2006, research and development expenses increased 17% to $30.5 million (9% of net sales) compared to $26.1 million (9% of net sales) for the same period in 2005.

Sales and Marketing

Sales and marketing expenses increased 20% to $28.7 million (24% of net sales) in the third quarter of 2006 from $23.9 million (24% of net sales) in the same period of 2005. Using identical foreign exchange rates in each quarter, sales and marketing expenses increased 17%. Sales and marketing costs are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses and other promotional expenses. The increase in sales and marketing expenses in 2006 includes expenses related to creating separate sales organizations in applied testing, sample and assay technologies for proteomics and molecular diagnostics as well as to sales organizations in our newly acquired subsidiaries, QIAGEN Hamburg and PG Biotech, along with our new sales subsidiary in Sweden. We anticipate that sales and marketing costs will increase along with new product introductions and continued growth in sales of our products.

Sales and marketing expenses increased 21% to $83.9 million (25% of net sales) in the nine-month period ended September 30, 2006 from $69.6 million (24% of net sales) in the same period in 2005.

General and Administrative

General and administrative expenses increased 30% to $12.4 million (11% of net sales) in the third quarter of 2006 from $9.5 million (10% of net sales) in the same period of 2005. Using identical foreign exchange rates for both quarters, general and administrative expenses increased approximately 27%. General and administrative expenses primarily represent the costs required to support our administrative infrastructure which, except for the period following our restructuring, have continued to expand along with our growth. The increase in general and administrative expenses in 2006 includes expenses related to our newly acquired subsidiaries, namely QIAGEN Hamburg, QIAGEN Canada, Inc., QIAGEN 5-Prime and PG Biotech.

For the nine-month period ended September 30, 2006, general and administrative expenses increased 21% to $36.5 million (11% of net sales) from $30.2 million (10% of net sales) in the same period of 2005.

Acquisition Related Intangible Amortization

Acquisition related intangible amortization relates to intangible assets acquired in our purchase business combinations. During the three and nine months ended September 30, 2006, the amortization expense on acquisition related intangibles increased to $2.4 million and $5.8 million, respectively, from $1.2 million and $2.5 million, respectively, in the same periods in 2005. The increase in expense is the result of an increase in amortized intangibles acquired in our recent business combinations. During 2006, we completed five acquisitions which have increased our intangible assets subject to amortization. We therefore expect that our acquisition related intangible amortization will increase as a result of the recent acquisitions, as well as by any future acquisitions.

Acquisition, Integration and Related Costs

In connection with our acquisitions, in the nine-month period ended September 30, 2006 we recorded charges of $300,000 for purchased in-process research and development and $1.7 million related to inventory which needed to be replaced with products suitable to the newly acquired technologies. Costs related to acquisition and integration activities during the three-month period ended September 30, 2006 totaled $1.4 million and included $483,000 in severance and employee related costs, costs related to acquisition integrations of $922,000, and other costs of $44,000. Costs related to acquisition and integration activities during the nine-month period ended September 30, 2006 totaled $5.0 million and included $1.0 million in severance and employee related costs, costs related to acquisition integrations of $1.7 million, $2.1 million for the impairment of other assets and other costs of $153,000.

In connection with our acquisitions, in the three and nine-month periods ended September 30, 2005 we recorded charges of $25,000 and $739,000, respectively for purchased in-process research and development and $253,000 related to inventory which needed to be replaced with products suitable to the newly acquired technologies. Costs related to acquisition and integration activities during the three- and nine-month periods ended September 30, 2005 totaled $274,00 million for acquisition integrations in the three months ended September 30, 2005 and $2.3 million in the nine months ended period then ended, including $1.8 million related to the impairment of fixed and other assets as a result of the acquisition.

Relocation and Restructuring Costs

During April 2006 our Supervisory Board approved the plans to relocate various activities in our Norway facility to the Company’s European Headquarter in Hilden, Germany. We expensed approximately $785,000 of restructuring and relocation costs in nine-month period ended September 30, 2006. These costs consisted primarily of relocation and severance costs of $440,000, lease and facility costs of $181,000 and other costs of $164,000. The relocation was substantially completed during the second quarter of 2006.

Other Income (Expense)

Other income was $1.5 million in the third quarter of 2006 compared to other income of $800,000 in the third quarter of 2005. This increase in income was mainly due to higher interest income and gain from equity method investees, partially offset by higher interest expense, lower research and development grant income and a lower gain on foreign currency transactions.

For the quarter ended September 30, 2006, interest income increased to $8.8 million from $1.8 million in the same period of 2005. Interest income is derived mainly from interest bearing cash accounts and investments. The increase in interest income in 2006 over 2005 was primarily the result of an increase in amounts invested during the year along with an increase in interest rates. At September 30, 2006, we had $492.0 million in cash and cash equivalents compared to $171.2 million at September 30, 2005. As of September 30, 2006, we did not have any amounts invested in auction rate securities compared to $40.0 million in auction rate and other securities at September 30, 2005.

Interest expense increased to $7.6 million in the third quarter of 2006 compared to $1.5 million in 2005. Interest costs relate primarily to our long-term borrowings of the proceeds from QIAGEN Finance and the new borrowings from Euro Finance along with the long-term debt related to our facility construction.

In the three months ended September 30, 2006, research and development grant income from European Union as well as German state and federal government grants decreased to $119,000 from $290,000 in the same period of 2005. We conduct significant research and development activities in Germany, and expect to continue to apply for such research and development grants in the future.

In the three-month period ended September 30, 2006, we recorded a net gain from equity method investees of $220,000 compared to a net loss of $3,000 in the same period of 2005. The gain/loss primarily represents our share of profits/losses from our equity investment in PreAnalytiX. As previously disclosed, we intend to continue to make strategic investments in complementary businesses as the opportunities arise. Accordingly, we may record losses on equity investments based on our ownership interest in such companies.

We recorded a loss from foreign currency transactions of $205,000 in the third quarter of 2006 as compared to a loss of $102,000 in the third quarter of 2005. The loss from foreign currency transactions reflects net effects from conducting business in currencies other than the U.S. dollar. QIAGEN N.V.’s functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the European Union euro, the British pound, the Swiss franc, the Norwegian and Swedish krones, the U.S. dollar, the Australian dollar, the Canadian dollar, the Chinese yuan, the Malaysian ringgit, the Singapore dollar and the Japanese yen. See “Currency Fluctuations”.

Provision for Income Taxes

Our effective tax rate decreased to 32% in the third quarter of 2006 compared to 34% in the third quarter of 2005. Our operating subsidiaries are exposed to effective tax rates ranging from approximately 0% to approximately 62%. Fluctuations in the distribution of pre-tax income among these entities can lead to fluctuations of the effective tax rate in our consolidated financial statements.

Liquidity and Capital Resources

To date, we have funded our business primarily through internally generated funds, debt and the private and public sales of equity. Our primary use of cash has been to support continuing operations and our capital expenditure requirements including acquisitions. As of September 30, 2006 and December 31, 2005, we had cash and cash equivalents of $492.0 million and $191.7 million, respectively. In addition, at December 31, 2005 we had current marketable securities of $15.0 million. Cash and cash equivalents are primarily held in U.S. dollars, other than those cash balances maintained in the local currencies of our subsidiaries to meet local working capital needs. At September 30, 2006, cash and cash equivalents had increased by $300.3 million over December 31, 2005 primarily due to cash provided by operating activities of $69.5 million and financing activities of $297.3 million, offset by cash used in investing activities of $68.0 million. At December 31, 2005, the marketable securities consisted of auction rate securities, which were all sold during 2006. As of September 30, 2006 and December 31, 2005, we had working capital of $576.1 million and $278.6 million, respectively.

Operating Activities. For the nine-month periods ended September 30, 2006 and 2005, we generated net cash from operating activities of $69.5 million and $64.9 million, respectively. Cash provided by operating activities increased in 2006 compared to 2005 primarily due to increases in net income and accounts payable, partially offset by an increase in inventories and a decrease in accrued liabilities. Since we rely heavily on cash generated from operating activities to fund our business, a decrease in demand for our products or significant technological advances of competitors would have a negative impact on our liquidity.

Investing Activities. Approximately $68.0 million of cash was used in investing activities during the period ended September 30, 2006, compared to $92.4 million for the nine-month period ended September 30, 2005. Investing activities 2006 consisted principally of purchases of property and equipment and cash paid for acquisitions and the purchase of intangible assets. In the third quarter of 2006, we began construction of a new logistics center located in Germany. The new facility will occupy approximately 48,000 square feet and will cost an estimated EUR 8.4 million, of which EUR 3.6 million had been incurred through September 30, 2006. The new logistics facility along with future expansions and acquisitions may result in increased investing activities compared to prior periods. In October 2006, we completed the acquisition of Genaco Biomedical Products, Inc. for $22.0 million in cash and 125,000 shares of QIAGEN N.V. common stock.

Financing Activities. Financing activities provided $297.3 million in cash for the nine months ended September 30, 2006, compared to $2.4 million for the nine months ended September 30, 2005. Cash provided during the period was primarily due to proceeds received from a long-term loan payable to Euro Finance, the issuance of common shares as a result of stock option exercises, tax benefits from stock based compensation and proceeds received in connection with an agreement to issue shares to QIAGEN Finance, partially offset by capital lease payments and the repayment of debt.

We have credit lines totaling $11.3 million at variable interest rates none of which was utilized as of September 30, 2006. We also have capital lease obligations, including interest, in the amount of $12.5 million, and carry $494.5 million of long-term debt.

We have two notes payable are the long-term borrowings of the proceeds from the issuance of $150.0 million senior unsubordinated convertible notes, with a 1.5% coupon due in 2024 through QIAGEN Finance, which was established for this purpose. The net proceeds of the convertible debt were loaned by QIAGEN Finance to our consolidated U.S. and Swiss subsidiaries. The long-term notes payable to QIAGEN Finance have an effective rate of 1.95% and are due in August 2011. The convertible notes issued by QIAGEN Finance are convertible into shares of our common stock at a conversion price of $12.6449 subject to adjustment. We also have a note payable of EUR 30.0 million, (approximately $38.1 million at September 30, 2006) which bears interest at a variable interest rate of EURIBOR plus 0.75% is due in annual payments of EUR 5.0 million through June 2011 and a note payable of EUR 5.0 million (approximately $6.3 million at September 30, 2006) which is due in June 2008.

In May 2006, we completed the offering of $300.0 million principal amount of 3.25% senior convertible notes due 2026, through an unconsolidated subsidiary QIAGEN Euro Finance. The net proceeds of these Notes were loaned by Euro Finance to consolidated subsidiaries. Interest on these Notes is payable semi-annually in May and November. These Notes were issued at 100% of principal value, and will be convertible into 15.0 million shares of common stock at the option of the holder upon the occurrence of certain events at a price of $20.00 per share, subject to adjustment. These Notes cannot be called for the first 7 years and are callable thereafter subject to a provisional call trigger of 130% of the conversion price. In addition, the holders of these Notes may require QIAGEN to repurchase all or a portion of the outstanding Notes for 100% of the principal amount, plus accrued interest, in May 2013, 2017 and 2022.

In connection with the first quarter 2006 acquisition of PG Biotech, we acquired approximately $3.1 million in short-term debt. The debt was due and paid in April 2006.

We believe that funds from operations, existing cash and cash equivalents, together with the proceeds from our public and private sales of equity and convertible notes, and availability of financing facilities as needed, will be sufficient to fund our planned operations and expansion during the coming year.

Quantitative and Qualitative Disclosures About Market Risk

Our market risk relates primarily to interest rate exposures on cash, marketable securities and borrowings and foreign currency exposures on intercompany transactions. The overall objective of our risk management is to reduce the potential negative earnings effects from changes in interest and foreign exchange rates. Exposures are managed through operational methods and financial instruments. We do not use financial instruments for trading or other speculative purposes.

Interest Rate Risk

Interest income earned on our investment portfolio is affected by changes in the relative levels of market interest rates. Borrowings against lines of credit are at variable interest rates. At September 30, 2006, and December 31, 2005, we did not have any amounts outstanding under our lines of credit. A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements.

At September 30, 2006 we had $494.9 million in long-term debt, of which $44.5 million was at a variable rate. A hypothetical adverse 10% movement in market interest rates would decrease quarter-to-date earnings in the three- and nine-month periods ended September 30, 2006 by approximately $27,000 and $82,000 respectively, based on the quarter-end interest rate, a loan balance consistent with that at quarter-end and a constant foreign exchange rate.

Currency Fluctuations

We operate on an international basis. A significant portion of our revenues and expenses are earned and incurred in currencies other than the U.S. dollar. The euro is the most significant such currency, with others including the British pound, Japanese yen, Swiss franc, Norwegian and Swedish krones, Chinese yuan, Malaysian ringgit and Canadian and Australian dollars. Fluctuations in the value of the currencies in which we conduct our business relative to the U.S. dollar have caused and will continue to cause U.S. dollar translations of such currencies to vary from one period to another. Due to the number of currencies involved, the constantly changing currency exposures, and the potential substantial volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon future operating results. However, because we have substantial expenses as well as revenues in each of our principal functional currencies, the exposure of our financial results to currency fluctuations is reduced. In general terms, appreciation of the U.S. dollar against our other foreign currencies, such as the euro, will decrease reported net sales. However, this impact normally will be at least partially offset in the results of operations by gains or losses from foreign currency transactions.

Currency Hedging

In the ordinary course of business, we purchase instruments with which we intend to hedge foreign currency fluctuations with the principal objective of minimizing the risks and/or costs associated with global financial and operating activities. Generally, we hedge a majority of the anticipated cash flow that we expect to exchange into other currencies, subject to our short-term financing needs. We do not utilize financial instruments for trading or other speculative purposes.

At September 30, 2006, these foreign currency instruments consisted of options, which give us the right, but not the obligation, to purchase foreign currencies in exchange for U.S. dollars at predetermined exchange rates. These options are marked to market through our statements of income and are not designated as effective hedges according to the provisions of SFAS 133. At September 30, 2006, we held one foreign currency exchange option totaling $1.0 million. The option had a notional exchange rate of USD/EUR 1.290 and expired at the end of October 2006.

We have entered into forward arrangements which qualify for hedge accounting as cash flow hedges of foreign currency denominated liabilities. At September 30, 2006, these forward contracts included two contracts totaling $44.0 million which mature in July 2011, one contract of Canadian $8.0 million which matures in February 2007, and one contract of Japanese yen 200.0 million which matures in April 2007, as hedges to currency risk on intercompany loans. The gain or loss on the change in the fair values of the derivatives are included in earnings to the extent they offset the earnings impact of changes in the fair values of the hedged obligations. Any difference is deferred in accumulated comprehensive income, a component of shareholders’ equity. These contracts effectively fix the exchange rate at which the intercompany loans will be settled in, so that gains or losses on the forward contracts offset the losses or gains from changes in the value of the underlying intercompany loans.

Foreign Currency Exchange Rate Risk

We have significant production and manufacturing facilities located in Germany and Switzerland, and intercompany sales of inventory expose us to foreign currency exchange rate risk. Intercompany sales of inventory are generally denominated in the local currency of the subsidiary purchasing the inventory in order to centralize foreign currency risk with the manufacturing subsidiary. Payment for intercompany purchases of inventory is required within 30 days from invoice date. The delay between the date the manufacturing subsidiaries record revenue and the date when the payment is received from the purchasing subsidiaries exposes us to foreign exchange risk. The exposure results primarily from those transactions between the manufacturing subsidiaries and the U.S.

The foreign currency exchange rate risk is partially offset by transactions of the manufacturing subsidiary denominated in U.S. dollars. Hedging instruments include foreign currency put options that are purchased to protect the majority of the existing and/or anticipated receivables resulting from intercompany sales from the manufacturing subsidiary to the U.S. These options give us the right, but not the obligation, to purchase foreign currencies in exchange for U.S. dollars at predetermined exchange rates. Management does not believe that our exposure to foreign currency exchange rate risk is material.

Application of Critical Accounting Policies

The preparation of our financial statements in accordance with accounting principles generally accepted in the United States requires management to make assumptions that affect the reported amounts of assets, liabilities and disclosure of contingencies as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Critical accounting policies are those that require the most complex or subjective judgments often as a result of the need to make estimates about the effects of matters that are inherently uncertain. Thus, to the extent that actual events differ from management’s estimates and assumptions, there could be a material impact to the financial statements. In applying our critical accounting policies, at times we used accounting estimates that either required us to make assumptions about matters that were highly uncertain at the time the estimate was made or it is reasonably likely that changes in the accounting estimate may occur from period to period that would have a material impact on the presentation of our results of operations, financial position or cash flows. Our critical accounting policies are those related to revenue recognition, accounts receivable, investments, goodwill and other intangibles, and income taxes. We reviewed the development, selection, and disclosure of our critical accounting policies and estimates with the Audit Committee of our Supervisory Board.

Revenue Recognition. We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” (SAB 104). SAB 104 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) could require management’s judgments regarding the fixed nature of the fee charged for services rendered and products delivered and the collectibility of those fees. Should changes in conditions cause management to determine that these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

Accounts Receivable. Our accounts receivable are unsecured, and we are at risk to the extent such amounts become uncollectible. We continually monitor accounts receivable balances, and provide for an allowance for doubtful accounts at the time collection may become questionable based on payment history or age of the receivable. Since a significant portion of our customers are funded through academic or government funding arrangements, past history may not be representative of the future. As a result, we may have write-offs of accounts receivable in excess of previously estimated amounts or may in certain periods increase or decrease the allowance based on management’s current estimates.

Investments. We have equity investments accounted for under the cost method. We periodically review the carrying value of these investments for permanent impairment, considering factors such as the most recent stock transactions, book values from the most recent financial statements, and forecasts and expectations of the investee. Estimating the fair value of these non-marketable equity investments in life science companies is inherently subjective, and if actual events differ from management’s assumptions, it could require a write-down of the investment that could materially impact our financial position and results of operations.

In addition, generally accepted accounting principles require different methods of accounting for an investment depending on the level of control that we exert. Assessing the level of control involves subjective judgments. If management’s assumptions with respect to control differ in future periods and we therefore have to account for these investments under a method other than the cost method, it could have a material impact to our financial statements.

Goodwill and Other Intangible Assets. We account for acquisitions under the purchase method of accounting, typically resulting in goodwill. Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets”, requires us to assess goodwill for impairment at least annually in the absence of an indicator of possible impairment and immediately upon an indicator of possible impairment. The statement requires estimates of the fair value of our reporting units. If we determine that the fair values are less than the carrying amount of goodwill recorded, we must recognize an impairment in our financial statements. Due to the numerous variables associated with our judgments and assumptions relating to the valuation of the reporting units and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainty, and as additional information becomes known, we may change our estimate.

Share-Based Compensation. Our stock plan, the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the Plan), the allows for the granting of stock rights, incentive stock options, as well as for non-qualified options, stock grants and stock based awards. Effective January 1, 2006, we adopted the provisions of FASB Statement No. 123 (revised 2004), “Share-Based Payment”, (SFAS 123(R)) and SEC Staff Accounting Bulletin No. 107, “Share-Based Payment”, (SAB 107), using the modified prospective transition method. Under the modified prospective transition method, compensation cost recognized in 2006 includes compensation cost for all equity-based payments granted prior to but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123 and compensation cost for all equity-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). Refer to “Overview” above and Footnote 3 in the accompanying financial statements for further discussion of our adoption of SFAS 123R.

We use the Black-Scholes-Merton valuation model for estimating the fair value of our stock option grants. Option valuation models, including Black-Scholes-Merton, require the input of highly subjective assumptions, including the risk-free rate of interest, expected dividend yield, expected volatility, and the expected life of the award. While there were no significant stock options or other share awards granted during the three and nine month periods ended September 30, 2006, we anticipate that the adoption will have a greater impact in future periods and changes in the assumptions used can materially affect the grant date fair value of an award.

Income Taxes. The calculation of our tax provision is complex due to the international operations and multiple taxing jurisdictions in which we operate. We have significant deferred tax assets due to net operating losses (NOL) the utilization of which is not assured and is dependent on generating sufficient taxable income in the future. Although Management believes it is more likely than not that we will generate sufficient taxable income to utilize all NOL carryforwards, evaluating the NOL’s related to our newer subsidiaries requires us to make estimates that we believe are reasonable, but may also be highly uncertain given that we do not have direct experience with such subsidiaries or their products and thus the estimates also may be subject to significant changes from period to period as we gain that experience. To the extent that our estimates of future taxable income are insufficient to utilize all available NOL’s, a valuation allowance will be recorded in the provision for income taxes in the period the determination is made, and the deferred tax assets will be reduced by this amount, which could be material. In the event that actual circumstances differ from management’s estimates, or to the extent that these estimates are adjusted in the future, any changes to the valuation allowance could materially impact our financial position and results of operations.

The above listing is not intended to be a comprehensive list of all our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles in the United States, with limited or no need for management’s judgment. There are also areas in which management’s judgment in selecting available alternatives may or may not produce a materially different result. See our audited consolidated financial statements and notes thereto in our December 31, 2005 Form 20-F which contains a description of accounting policies and other disclosures required by generally accepted accounting principles in the United States.

Authoritative Pronouncements

In September of 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” an amendment of SFAS No. 87, 88, 106, and 132R. SFAS No. 158 makes numerous changes to accounting for pension and postretirement benefit plans. The most significant change is that the funded status of all postretirement plans will be recorded on the balance sheet. The difference between a plan’s funded status and its current balance sheet position will be recognized, net of taxes, as a component of Shareholders’ equity. SFAS No. 158 is effective for fiscal years ending after December 15, 2006. We have not yet determined the potential financial impact of adopting SFAS 158.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 provides guidance for using fair value to measure assets and liabilities and only applies when other standards require or permit the fair value measurement of assets and liabilities. It does not expand the use of fair value measurement. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. We will adopt this standard as required and management is currently assessing the effect SFAS No. 157 will have on our results of operations, financial condition and liquidity.

On July 13, 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109” (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In addition, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. Earlier application is permitted as long as the enterprise has not yet issued financial statements, including interim financial statements, in the period of adoption. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption of this standard. Only tax positions that meet the more-likely-than-not recognition threshold at the effective date may be recognized or continue to be recognized upon adoption of FIN 48. The cumulative effect of applying the provisions of FIN 48 should be reported as an adjustment to the opening balance of retained earnings (or other appropriate components of equity) for that fiscal year. We have not yet determined the potential financial impact of adopting FIN 48.

In June 2006, the FASB ratified the EITF consensus on EITF Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation).” EITF Issue No. 06-3 states that the classification of taxes as gross or net is an accounting policy decision that is dependent on type of tax and that similar taxes are to be presented in a similar manner. EITF Issue No. 06-3 is effective for reporting periods beginning after December 15, 2006. We will adopt this consensus as required, and adoption is not expected to have an impact on our results of operations, financial condition or liquidity.

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155, “Accounting for Certain Hybrid Financial Instruments,” (SFAS 155) which amends Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities,” (SFAS 133) and Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” (SFAS 140). SFAS 155 simplifies the accounting for certain derivatives embedded in other financial instruments by allowing them to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. SFAS 155 also clarifies and amends certain other provisions of SFAS 133 and SFAS 140. SFAS 155 is effective for all financial instruments acquired, issued or subject to a remeasurement event occurring in fiscal year beginning after September 15, 2006. Earlier adoption is permitted provided the financial statements have not yet been issued, including for interim periods, for that fiscal year. We do not believe that the adoption of this statement will have a material impact on its financial condition, consolidated results of operations or cash flows.

In May 2005, the FASB issued Statement No. 154, “Accounting Changes and Error Corrections”. This new standard replaces APB Opinion No. 20, “Accounting Changes”, and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements”. Among other changes, Statement 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. Statement 154 also provides that (1) a change in method of depreciating or amortizing a long-lived nonfinancial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a “restatement.” The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. We adopted this statement on January 1, 2006 without a material effect on the financial statements.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (SFAS 123R), which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation”. SFAS 123R supersedes Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and amends SFAS 95, “Statement of Cash Flows.” Generally, the approach in SFAS 123R is similar to the approach described in SFAS 123. However, SFAS 123R requires entities to measure the cost of employee services received in exchange for an award of equity instruments, including grants of employee stock options, based on the grant-date fair value of the award. That cost will be recognized in the income statement over the period during which an employee is required to provide service in exchange for the award (often the vesting period). Pro forma disclosure is no longer an alternative. SFAS 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as was permitted under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS 123R, using the modified-prospective-transition method.

Supplemental Information as Required by the German Declaration on Corporate Governance

At September 30, 2006 we had 1,882 employees. The table below lists separately for each member of our Managing and Supervisory Boards, as (re-)appointed at our June 22, 2006 Annual General Meeting, the number of Company shares held directly in the name of each board member, and rights for such shares held by each board member as of September 30, 2006. This table does not reflect shares beneficially owned but indirectly held by the board members. Total ownership information, including all shares beneficially owned by each board member as of February 3, 2006, can be found in our December 31, 2005 annual report filed on Form 20-F.

	Options to Purchase Common Shares	Shares Held Directly
Supervisory Board:
Dr. Metin Colpan	1,128,150	—
Dr. Heinrich Hornef	76,000	—
Erik Hornnaess	122,300	10,000
Professor Dr. Manfred Karobath	96,000	—
Prof. Dr. Detlev H. Riesner	90,667	—
Dr. Franz A. Wirtz	128,000	200,000
Managing Board:
Peer M. Schatz	2,429,876	—
Roland Sackers	375,925	—
Dr. Joachim Schorr	287,887	—
Bernd Uder	192,607	—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date: November 14, 2006